UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

April 22, 2021 (April 19, 2021)
Date of Report (Date of earliest event reported)

HERMAN MILLER, INC.
(Exact name of registrant as specified in its charter)
Michigan	001-15141	38-0837640
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

855 East Main Avenue, Zeeland, MI 49464
(Address of principal executive offices and zip code)
(616) 654-3000
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	MLHR	NASDAQ

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01  Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On April 19, 2021, Herman Miller, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Heat Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”), and Knoll, Inc., a Delaware corporation (“Knoll”).

The Merger Agreement provides that, among other things and subject to the terms and conditions of the Merger Agreement, (a) Merger Sub will be merged with and into Knoll (the “Merger”), with Knoll being the surviving corporation in the Merger, and, (b) at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock, par value $0.01 per share, of Knoll (“Knoll Common Stock”) (excluding shares exercising dissenters rights, shares owned by Knoll as treasury stock, shares owned by the deal parties or their subsidiaries, or shares subject to Knoll restricted stock awards) will be converted into the right to receive (i) $11.00 per share in cash, without interest (the “Cash Consideration”) and (ii) 0.32 (the “Exchange Ratio”) shares of common stock, par value $0.20 of the Company (the “Company Common Stock”) (together with the Cash Consideration, the “Merger Consideration”).

The Merger Agreement does not provide for the payment of any consideration with respect to the issued and outstanding shares of preferred stock, par value $1.00 per share, of Knoll (“Knoll Preferred Stock”), which shares will be purchased by the Company pursuant to the terms of a Stock Purchase Agreement (the “Preferred Stock Purchase Agreement”) entered into between the Company and Furniture Investments Acquisitions S.C.S., the holder of all of the outstanding shares of Knoll Preferred Stock (the “Series A Holder”), concurrently with the execution of the Merger Agreement.

The Merger Agreement provides that outstanding Knoll equity awards will be treated as follows at the Effective Time:  (a) each outstanding and unexercised option award to purchase shares of Knoll Common Stock, whether or not vested, will be cancelled in consideration for the right to receive an amount in cash, without interest and less applicable withholding taxes, equal to the product of (i) the excess, if any, of the value of the Merger Consideration over the exercise price per share of Knoll Common Stock subject to such option immediately prior to the Effective Time multiplied by (ii) the number of shares of Knoll Common Stock subject to such option immediately prior to the Effective Time; (b) except as provided below, each outstanding award of restricted Knoll Common Stock will be converted into an award in respect of a number of shares of restricted common stock of the Company equal to the product of (i) the number of shares of Knoll Common Stock subject to the award multiplied by (ii) the sum of (A) the Exchange Ratio and (B) the quotient of (x) the Cash Consideration divided by (y) the volume weighted average price per share of Company Common Stock on the NASDAQ for the five consecutive trading days ending the two trading days prior to the closing date (such sum, the “Equity Award Exchange Ratio”); (c) each outstanding award of restricted common stock of Knoll held by an individual who is a non-employee director of Knoll as of the closing date will fully vest and be converted into the right to receive the Merger Consideration and any accrued but unpaid dividends in respect of each share of Knoll Common Stock subject to the award; (d) except as provided below, each outstanding award of performance units will be converted into a time-vesting restricted unit award in respect of a number of shares of restricted common stock of the Company equal to the product of (i) the number of shares of Knoll Common Stock subject to the award (determined by deeming performance goals to be achieved at 100%) multiplied by (ii) the Equity Award Exchange Ratio; (e) each outstanding award of performance units relating to Knoll Common Stock with performance conditions that are based on the performance of a specified Knoll subsidiary will be converted into a performance unit award, in respect of a number of shares of Company Common Stock equal to the product of (i) the number of shares of Knoll Common Stock subject to the award multiplied by (ii) the Equity Award Exchange Ratio; and (f) each outstanding award of performance units that is held by an individual who is a former employee of Knoll, and remains eligible to vest, will be cancelled and converted into the right to receive the Merger Consideration in respect of each share of Knoll Common Stock subject to the award (determined by deeming performance goals achieved at 100% and prorated to the extent contemplated by the applicable award agreement) and any accrued but unpaid dividends in respect of each share of Knoll Common Stock subject to the award.

In connection with its entry into the Merger Agreement, on April 19, 2021, the Company entered into a debt financing commitment letter and related fee letters with Goldman Sachs Bank USA (“Goldman”), pursuant to which Goldman has committed to provide the Company with debt financing in an aggregate principal amount of $1,750 billion in the form of a $500 million senior secured revolving credit facility and a $1,250 million senior secured term loan facility, subject to customary conditions as set forth therein. The net proceeds of the debt financing will be used to pay a portion of the Cash Consideration and to refinance certain existing indebtedness of the Company and Knoll.

The Company’s board of directors has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the issuance of the shares of Company Common Stock, (the “Company Stock Issuance”), are fair to, and in the best interests of, the Company’s stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Company Stock Issuance and (3) resolved to recommend that the Company’s stockholders vote in favor of the Company Stock Issuance.

The completion of the Merger is subject to satisfaction or waiver of certain customary closing conditions, including (a) the receipt of the required approvals from the respective stockholders of the Company and Knoll, (b) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any authorization or consent from a governmental entity required to be obtained with respect to the Merger having been obtained and remaining in full force and in effect, without the imposition of a Burdensome Condition (as defined below), (c) the absence of any governmental order or law making illegal or otherwise prohibiting the consummation of the Merger or imposing a Burdensome Condition, (d) the effectiveness of the registration statement on Form S-4 to be filed by the Company pursuant to which the shares of Company Common Stock to be issued in connection with the Merger are registered with the Securities and Exchange Commission (the “SEC”), and (e) the authorization for listing of the shares of Company Common Stock to be issued in connection with the Merger on the NASDAQ. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement, and the receipt of an officer’s certificate from the other party to such effect. The closing of the Merger may not occur prior to the date that is the earliest of (i) August 6, 2021, (ii) 10 business days following the termination or expiration of the waiting period under the HSR Act and (iii) four business days following the successful syndication of the Company’s committed debt financing in connection with the Merger, unless otherwise agreed by the parties.

The Merger Agreement contains customary representations and warranties of the Company and Knoll relating to their respective businesses, financial statements and public filings, in each case generally subject to customary materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and Knoll, including, subject to certain exceptions, covenants relating to conducting their respective businesses in the ordinary course consistent with past practice, excluding actions taken in good faith in order to respond to the COVID-19 pandemic.

The Company and, if requested by the Company, Knoll, each also agreed to take any and all actions and steps necessary to avoid or eliminate each impediment under any antitrust law that may be asserted by any governmental entity or private party and to otherwise satisfy any closing conditions relating to antitrust law contained in the Merger Agreement so as to enable the consummation of the Merger and other transactions contemplated by the Merger Agreement as promptly as practicable; however, the Company will not be required to commit to or effect any action that, individually or in the aggregate, would or would reasonably be expected to have a material adverse effect on the business, financial condition or operations of the Company and its subsidiaries (including Knoll and its subsidiaries) from and after the Effective Time (calculated as if the Company and its subsidiaries from and after the Effective Time were collectively the same size as Knoll and its subsidiaries prior to the Effective Time) (a “Burdensome Condition”).

Each of the Company and Knoll has agreed not to solicit alternative acquisition proposals from third parties, to provide non-public information to third parties or to engage in discussions with third parties regarding alternative acquisition proposals, and has agreed to certain restrictions on its ability to respond to any such proposals. However, prior to the receipt of their required stockholder approval, each party’s board of directors may withdraw, qualify or modify its recommendation that its stockholders vote in favor of the transaction-related proposals in connection with certain intervening events or receipt of a “Superior Proposal” (as defined in the Merger Agreement), or terminate the Merger Agreement in order to enter into an agreement providing for a Superior Proposal, subject to the requirements and limitations set forth in the Merger Agreement.

The Merger Agreement contains termination rights for each of the Company and Knoll, including, among others, if the consummation of the Merger does not occur on or before October 19, 2021 (provided that if as of such date all closing conditions have been satisfied other than conditions relating to (x) obtaining requisite regulatory approvals and (y) the absence of injunctions prohibiting consummation of the Merger under antitrust laws, such date will be automatically extended to January 19, 2022) (the “End Date”). Upon termination of the Merger Agreement under specified circumstances, including termination (i) by either party in the event of a change of recommendation by the other party’s board of directors, (ii) by either party to enter into an agreement in connection with a Superior Proposal or (iii) by either party as a result of a failure to obtain stockholder approval or to close prior to the End Date, in each case following the making of a proposal for an alternative transaction and upon the entry into an alternative transaction within 12 months after the date of such termination, then Knoll may be required to pay the Company a termination fee of $43 million or the Company may be required to pay Knoll a termination fee of $74 million. If the Merger Agreement is terminated as a result of a failure to obtain the requisite approval of Knoll stockholders, Knoll will be required to pay the Company $7.5 million in cash, and if the Merger Agreement is terminated because of a failure to obtain the requisite approval of the Company’s stockholders, the Company will be required to pay Knoll $15 million in cash. In no event will either party be entitled to receive more than one termination fee, net of any expense reimbursement.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, the Company entered into a Voting and Support Agreement (the “Voting Agreement”) and the Preferred Stock Purchase Agreement with the Series A Holder.

Pursuant to the Voting Agreement, subject to the terms and conditions therein, the Series A Holder has agreed to, and cause its affiliates to, vote all of the outstanding shares of Knoll Preferred Stock and any shares of Knoll Common Stock then beneficially owned by the Series A Holder or any of its affiliates (a) in favor of the adoption of the Merger Agreement and (b) against (i) any action or agreement that would reasonably be expected to result in a breach of the Merger Agreement or result in any closing condition thereunder not being satisfied on a timely basis and (ii) any proposal related to the entry by Knoll into an alternative transaction, or any other proposal made in opposition to, or in competition with, the Merger. As of the date of the Voting Agreement, an aggregate of 169,165 shares of Knoll Preferred Stock (equivalent to 10,099,402 shares of Knoll Common Stock on an as-converted basis) and 2,404,634 shares of Knoll Common Stock were subject to the Voting Agreement, representing approximately 21% of the total voting power of the holders of Knoll capital stock voting as a single class, with the holders of Knoll Preferred Stock voting on an as-converted basis.

The Voting Agreement also prohibits the Series A Holder from transferring any shares of Knoll Preferred Stock without the Company’s consent.  The Voting Agreement will terminate upon the earliest to occur of (i) the earlier of (A) the Effective Time, (B) a change of recommendation of the Knoll board of directors and (C) the date the Merger Agreement is terminated pursuant to its terms and (ii) the entry, without the prior written consent of the Series A Holder, into any amendment, waiver or modification or other change to any provision of the Merger Agreement that results in a change in the consideration payable to any holder of equity interests in Knoll or changes the mix of the consideration that would be payable in respect of such equity interests or is otherwise adverse in any material respect to the Series A Holder.

Stock Purchase Agreement

Pursuant to the Preferred Stock Purchase Agreement, upon the terms and subject to the conditions of the Preferred Stock Purchase Agreement, the Company has agreed to purchase from the Series A Holder all of the shares of Knoll Preferred Stock held by the Series A Holder or any of its affiliates immediately prior to the Effective Time, for $1,496.12 per share of Knoll Preferred Stock, in cash, without interest, which represents an equivalent price per share of $25.06 for each share of Knoll Common Stock underlying each share of Knoll Preferred Stock as of the date of the Preferred Stock Purchase Agreement. Consummation of the transactions contemplated by the Preferred Stock Purchase Agreement is conditioned upon satisfaction of similar conditions to those contained in the Merger Agreement and the simultaneous closing of the Merger. The Preferred Stock Purchase Agreement (a) will automatically terminate upon the termination of the Merger Agreement, (b) may be terminated at any time prior to the closing of the transactions contemplated by the Preferred Stock Purchase Agreement by mutual written consent of each of the Company, Knoll and the Series A Holder and (c) may be terminated by the Series A Holder upon the entry, without the prior written consent of the Series A Holder, into any amendment, waiver or modification or other change to any provision of the Merger Agreement that results in a change in the consideration payable to any holder of equity interests in Knoll or changes the mix of the consideration that would be payable in respect of such equity interests or is otherwise adverse in any material respect to the Series A Holder.

The foregoing description of the Merger Agreement, the Voting Agreement and the Preferred Stock Purchase Agreement and the transactions contemplated thereby in this Current Report on Form 8-K is only a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibit 2.1, 10.1 and 2.2, respectively, and incorporated by reference herein.  It is not intended to provide any other factual information about the parties to such agreements or their respective subsidiaries and affiliates.  Each such agreement contains representations and warranties by each of the parties to such agreement, which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in such agreements were made solely for the benefit of the parties to the applicable agreement, are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, as well as by information contained in each party’s periodic reports filed with the SEC, and may be subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of such parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of such agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Forward-Looking Statements

This communication relates to a proposed business combination transaction between Herman Miller, Inc.  (the “Company”) and Knoll, Inc. (“Knoll”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.  It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of the Company’s or Knoll’s stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; the effect of the announcement of the merger on the ability of the Company or Knoll to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company or Knoll does business, or on the Company’s or Knoll’s operating results and business generally; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability of the Company to successfully integrate Knoll’s operations; the ability of the Company to implement its plans, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; business disruption following the merger; general economic conditions; the availability and pricing of raw materials; the financial strength of our dealers and the financial strength of our customers; the success of newly-introduced products; the pace and level of government procurement; and the outcome of pending litigation or governmental audits or investigations. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction.  While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s and Knoll’s respective periodic reports and other filings with the SEC, including the risk factors identified in the Company’s and Knoll’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Knoll undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Knoll and that also constitutes a prospectus of the Company.  Each of the Company and Knoll may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Knoll may file with the SEC.  The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Knoll.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Knoll and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.hermanmiller.com/sec-filings or by contacting the Company’s Investor Relations department at investor@hermanmiller.com.  Copies of the documents filed with the SEC by Knoll will be available free of charge on Knoll’s website at https://knoll.gcs-web.com/sec-filings or by contacting Knoll’s Investor Relations department at Investor_Relations@knoll.com.

Participants in the Solicitation

The Company, Knoll and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2020, and the Company’s Annual Report on Form 10-K for the fiscal year ended May 30, 2020, which was filed with the SEC on July 28, 2020, as well as in a Form 8-K filed by the Company with the SEC on July 17, 2020.  Information about the directors and executive officers of Knoll, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Knoll’s proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on April 1, 2021, and Knoll’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 1, 2021.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from the Company or Knoll using the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, by and among Herman Miller, Inc., Heat Merger Sub, Inc. and Knoll, Inc., dated as of April 19, 2021.
2.2	Stock Purchase Agreement, by and between Furniture Investments Acquisitions S.C.S. and Herman Miller, Inc., dated as of April 19, 2021.
10.1	Voting and Support Agreement, by and between Herman Miller, Inc. and Furniture Investments Acquisitions S.C.S., dated as of April 19, 2021.
104	Cover Page Interactive Data File-the cover page XBRL tags are embedded within the Inline XBRL document

* Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 22, 2021		HERMAN MILLER, INC.

	By:	/s/ Kevin J. Veltman
Kevin J. Veltman
Vice President of Investor Relations & Treasurer (Duly Authorized Signatory for Registrant)